ANNUAL REPORT



H2 Energy Group, Inc.
1774 Derby Downs Dr., Friendsville, TN 37737
https://h2eg.com/

In this Annual Report, the terms "H2EG," "the Company," "we," or "us"), refer H2 Energy Group, Inc. and its consolidated subsidiaries. The company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2021. A copy of this report may be found on the company's website at https://h2eg.com/investors/.

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This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting Company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

H2 Energy Group, Inc. is a C Corporation incorporated on July 31, 2020, under the laws of Delaware.

Christopher L. Headrick founded H2 Energy in 2016 as a sole proprietorship. H2 Energy Group Inc was incorporated in the State of Tennessee on July 29, 2017, but never began operations and was administratively dissolved on August 8, 2018. The Company began operations as H2 Energy Group, LLC, a limited liability Company organized in the State of Delaware on May 4, 2020. On July 31, 2020 the Company converted from H2 Energy Group, LLC to H2 Energy Group, Inc., a Delaware corporation.

Our principal office is located at 1774 Derby Downs Dr., Friendsville, TN 37737, and our website is https://h2eg.com. For more detailed information regarding our business, see on **Exhibit B** filed with this Form C-AR.

Employees

The Company currently has 4 full-time employees and 8 part-time consultants.

Intellectual Property

The Company entered into an exclusive license agreement effective as of July 1, 2020, and amended on January 12, 2022, with Christopher L Headrick, LLC (the "Exclusive License Agreement"). The agreement provides that in exchange for a royalty bearing, worldwide exclusive license for "Subject Technology", the Company owes Christopher L Headrick, LLC a license execution fee of $250,000, see "Related Party Transactions" below.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not lease any property. The Company is currently without a headquarters while management works remotely.

Due Diligence

Due diligence by CrowdCheck, Inc.

CrowdCheck delivers due diligence, disclosure, and compliance services for online capital formation. The Verified Check looks for evidence indicating that the company is a legitimate venture conducting the type of business it claims, is properly incorporated and is in good standing with a US state or jurisdiction and meets the legal requirements to seek investment through an online securities offering. The Verified Check does not constitute an investment recommendation or advice of any kind.



RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Investment Risk. Investment in early-stage companies involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment
The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Business projections only estimates. There can be no assurance that the Company will meet their projections. There can be no assurance that the Company will be able to find sufficient demand for its product as it has a unique business model without extensive history nor is there any assurance on the accuracy of its internal estimates including those related to the cost of product, output potential or the output of the planned facilities. If there is limited acceptance of its business and/or services, then the Company's financial results will be negatively impacted.

New entity with no operating history. Christopher L. Headrick founded H2 Energy in 2016 as a sole proprietorship. H2 Energy Group Inc was incorporated in the State of Tennessee on July 29, 2017, but never began operations and was administratively dissolved on August 8, 2018. The Company was formed as an LLC on May 4, 2020 and converted to a Delaware Corporation on July 31, 2020. Currently, the Company has no business operations. As of year-end December 31, 2020, the Company had incurred a Net Loss and has not generated any Revenue since inception. There is no assurance that the Company will be able to establish successful business operations to become profitable or pay dividends.

Financing risk. The Company might not obtain sufficient financing to meet its operating needs and fulfill its plans, in which case it will cease operating and investors will lose the entirety of their investment. Even if the Company achieves a successful offering, the terms of future offering may result in your investment in the Company being worth less, because later investors might get better terms.

From the sale of its Class B Non-Voting Common Stock the Company raised approximately $184,717 to fund 'pre-development efforts'. The Company needs to raise additional funds in a separate and future offering to fund 'development efforts'. If the Company cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive.

Our auditor issued a "going concern" note in the audited financials. The Company may not generate sufficient future cash flows to sustain the business. There can be no assurance that the Company will be able to find sufficient demand for its products. If there is limited market acceptance for the Company's products and services, then its future cash flows will be negatively impacted.

Start-up risk. The Company has not yet purchased the property where it intends to construct a 10,000 kilogram per day renewable hydrogen production facility, nor does it have any agreements in place for the installation of five hydrogen refueling stations along the I-5 highway from California to Washington. The Company might not be able to obtain suitable properties, as well as zoning and permitting, for construction of its planned renewable hydrogen production facility or installation of five hydrogen refueling stations along the I-5 highway from California to Washington. There is no guarantee that the Company will be able to secure suitable properties or obtain the necessary zoning and permits required. Further, any speculative discussion about business relationships, is just that speculative. The is limited certainty as to whether it will occur until formalized in writing, and even then, there is no guarantee that it will occur at all.

Intellectual property risk. If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products could be adversely impacted. The Company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. Some of the Company's proprietary information may not be patentable and other of the Company's and/or the Company may choose to keep certain of its proprietary technology as trade secrets rather than disclosure through the patent process. As a result, there can be no assurance that others will not utilize similar or superior solutions to compete with the Company. Further, should the Company choose to patent some of its information, the Company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The Company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the Company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the Company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time consuming.

The Company's intellectual property is reliant upon its Exclusive License Agreement with Christopher L Headrick, LLC and that intellectual property is reliant on the intellectual property of third parties. If Christopher L Headrick, LLC sells and/or cannot use the intellectual property covered by the Agreement, the Company will be unable to rely on or use that intellectual property which could materially adversely affect the company.

Market risk. The Company will depend upon the wholesale and retail markets, as well as strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the Company may not be able to capitalize on the economic potential of its products. The near and long-term viability of the Company's products will depend, in part, on its ability to successfully sell into local wholesale and retail markets, as well as to establish new strategic collaborations with transport, energy, power, industrial, agricultural and government agencies. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish and maintain its collaborations on acceptable terms, then its economic position may be negatively impacted.

Internal Controls Risk. Our failure to implement and maintain effective internal control over financial reporting may result in material misstatements in our financial statements, which could in the future require us to restate financial statements, cause investors to lose confidence in our reported financial information and could have an adverse effect on our ability to fundraise.

Key personnel risk. The Company's future success depends on the efforts of a small number of key executives. In addition, due to its limited financial resources and the specialized expertise required, the Company may not be able to recruit the executives and employees needed to expand its business. There can be no assurance that the Company will be able to attract and retain the personnel the Company requires to operate and expand.

Related party risk. The Company depends on several agreements, including a related party transaction with its Founder and Chairman. The Company has entered into an Exclusive License Agreement with Christopher L Headrick, LLC. The Agreement as amended provides that that in exchange for a worldwide, exclusive license for "Subject Technology", which includes all technology, materials, compounds, know-how, methods, documents, tests, all improvements, and all confidential information related to Renewable Hydrogen Production which was developed by Christopher L. Headrick. Christopher L. Headrick LLC has the option to terminate the Agreement in certain circumstances, including failure of the Company to pay or if the Company shall become insolvent, etc.

Insurance risk. The Company does not currently have any insurance in place for the Company or its officers. There can be no assurance that insurance will be available or sufficient to cover any risks faced by the Company. If the Company suffers an uninsured loss, all or a substantial portion of the Company's funds may be lost. In addition, all of the assets of the Company may be at risk in the event of an uninsured liability to third parties.

Technology risk. All of the Company's proposed products - green hydrogen-rich syngas, biochar solids (used to improve soil quality), and liquid pyroligneous acid (used in agriculture) - are dependent upon the application of the H2 Energy's application of the High Yield Fast Pyrolysis technology. The Company's viability is dependent upon its ability to achieve the successful start-up of its renewable hydrogen facility and future scale up, as well as the emerging market for green hydrogen. While management believes that the Company's technology is effective, no independent third-party review of the technology has been completed, and when implemented the technology may not be effective.

Regulation risk. H2 Energy's main product, green hydrogen, is part of emerging clean energy market which aims to replace traditional carbon-based fossil fuels. The entire energy market is globally regulated and the Company may need to obtain licenses and/or permits from the federal government and federal agencies, state and local governments where we produce our green hydrogen and associated products or install hydrogen refueling stations, and other countries where we plan to expand.

Risks Related to the Securities

Officers and directors have control over all stockholder decisions. As a result of the Class A Common Stock held by the Company's officers and directors, Christopher L. Headrick (510,000), James W. McGinley (163,334), Neil L. Goulden (176,812), and Paul J. Powers (163,333), officers and directors will be able to exercise voting rights with respect to an aggregate of 1,013,479 shares of Class A Common Stock, which will represent approximately 100% of the voting power of our outstanding capital stock. As a result, Christopher L. Headrick, James W. McGinley, Neil L. Goulden, and Paul J. Powers have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. Moreover, the Company intends to establish a new class of Company stock that will be held only by Christopher L. Headrick, James W. McGinley, Neil L. Goulden, and Paul J. Powers and will enter a Shareholders' Agreement whereby only the holders of the newly created class of stock will be entitled to vote on the roster and tenure of the Company's directors.

We may issue Preferred Stock with better rights than the Class B Non-Voting Common Stock. The Company's Amended and Restated Certificate of Incorporation provides that the Company is authorized to issue 5,000,000 shares of Preferred Stock, the terms of which of have yet to be set. To date, the Company has not issued any series of its Preferred Stock, but the Board of Directors may designate a series or series of Preferred Stock with rights and privileges that are better than the Class B Non-Voting Common Stock.

Investment risk. There is no assurance that a purchaser will realize a return on its investment or lose its entire investment.

Illiquid securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It is uncertain if the Company will ever go public or get acquired by a bigger Company. That means the money you paid for these securities could be tied up for a long time.

Future fundraising may affect the rights of investors. In order to fund the development of the planned facilities, the Company plans to raise additional funds in immediate future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Risks Related to COVID-19

Capital markets risk. The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Business and operational risk. The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B Non-Voting Common Stock and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the Class B Non-Voting Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

DIRECTORS AND EXECUTIVE OFFICERS

This table shows the principal people on the Company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Christopher L. Headrick	Founder, Executive Chairman, and Chief Technology Officer	July 22, 2020 to Present	Full-Time
James W. McGinley	Chief Executive Officer, President, and Director	July 22, 2020 to Present	Full-Time
Paul J. Powers	Chief Business Development Officer and	July 22, 2020 to Present	Full-Time
Neil L. Goulden	Chief Administrative Officer, Treasurer, Secretary, and Director	July 22, 2020 to Present	Full-Time
Directors:			
Christopher L. Headrick	Founder, Executive Chairman, and Chief Technology Officer	July 22, 2020 to Present	Full-Time
James W. McGinley	Chief Executive Officer, President, and Director	July 22, 2020 to Present	Full-Time
Paul J. Powers	Chief Business Development Officer and	July 22, 2020 to Present	Full-Time

Neil L. Goulden	Chief Administrative Officer, Treasurer, Secretary, and Director	July 22, 2020 to Present	Full-Time

Christopher L. Headrick – Founder, Executive Chairman, and Chief Technology Officer. Over 40 years of executive management and business development expertise beginning with commercial real estate businesses across North America for major international firms including Pepsico, MorCo and General Mills. Over 15 years of research and exploration related to hydrogen markets. Founded H2 Energy Group in 2016. Since 2015, Founder and Principal of Christopher L. Headrick LLC, a private energy consultancy specializing in new market developments, mergers and acquisitions. Began rolling up oil, gas and coal leases and packaging them for resale. Founded and served as President and CEO for Americas Energy Company – expanded from a private to a publicly traded Company with oil, gas and coal operations in Kentucky and Tennessee. Prior CEO for Wyoming Energy Corporation. Previously served as Senior Advisor Mergers and Acquisitions for Miller Energy Resources focused on developing new opportunities in Alaska. BA in Political Science, University of Tennessee (Knoxville).

James W. McGinley – Chief Executive Officer, President, and Director. Over 30 years as a proven executive and entrepreneur in renewable energy, energy efficiency, fiber optics, electronic components, and advanced materials industries with 27 issued patents. Expertise in synergistically developing management teams, growth strategies, sales organizations, manufacturing operations, strategic partnerships and world-class research and development teams. Joined H2 Energy Group in 2020. Since 2020, registered broker for CIG Capital, a project finance company. Since 2017, Vice President and advisor for MarketShare IQ; developed financings for large scale biofuels projects. Since 2005, Founder and President of VoltStar Technologies Inc; commercialized energy efficiency products. Past Executive Vice President at Methode Electronics; successfully launched two business units from inception and developed them into multi- million revenue and profit contributors. Previously held executive positions with Stratos Lightwave, and Indigo Solar. BA from The Evergreen State College

Neil L. Goulden, Esq – Chief Administrative Officer, Treasurer, Secretary and Director. Over 34 years of executive management and entrepreneurship focused on legal, operational, restructuring, asset management and financial services. Joined H2 Energy Group in 2020. From 2014 to 2021, Co-Founder and Co-Owner of Water Integrated Treatment Systems, LLC (WITS) which was successfully sold in April 2021. Since 2009, Founder, Owner and Senior Managing Director of Structuring and Restructuring Advisory Partners, LLC (SARA) focused on the restructuring and turnaround management of under-performing portfolio companies. Co-Founder of Greenline Environmental Solutions, LLC – focused on industrial cleaning and water transportation. Founded Almeric Capital Partners – a hedge fund that originated and purchased performing/non-performing debt and equity. Prior Managing Director and Head of Restructuring Finance at Société General; senior positions at General Electric Credit Corporation including Midwest Director of the National Restructuring Group. Past Senior Vice President of the workout group (PMO) at Heller Financial, and previously served as Chief Workout Counsel and Chief Litigation Counsel. Previously, in private international law practice at Katten, Muchin & Zavis (n/k/a Katten Muchin Roseman LLP), specializing in bankruptcy litigation, reorganization, workouts, secured lending and creditors' rights. Former Adjust Professor (bankruptcy law) for the LLM Program at The John Marshall Law School. JD from Case Western Reserve University – School of Law. BA from Emory University – Goizueta School of Business.

Paul J. Powers – Chief Business Development Officer and Director. Over 37 years of experience providing innovative financial services to clients. Joined H2 Energy Group in 2020. Founder and Principal at P. Powers Consulting, LLC – focused on providing guidance for strategic initiatives, investments, and insurance for domestic and international clients including hedge funds, corporate entities, family offices and high net worth individuals. Since 2011, Founder and President of Powers Insurance Partners, LLC – a niche insurance brokerage securing unique policies for clients to reduce risk and liability. Previously, Senior Vice President at Advantage Futures, MF Global, Prudential Finance, RBS Greenwich Capital and Executive Vice President at Dean Witter Reynolds. Served on several boards in addition to Lombard Public Facilities Convention and Hotel. Undergraduate work at the University of Wyoming and the College of DuPage.

ADVISORY BOARD

The Company has the following advisors:

David Voyticky – Advisory Board Member. Over 20 years of operating, investing and financing experience, working with start-ups and early-stage enterprises to valuations. Since 2017, responsible for strategy and business development for Predictive Health Diagnostics. Since 2016, Co-Founder and Managing Partner of VH Solutions, LLC – partners with emerging companies with the ability to significantly disrupt their chosen market segment. Since 2011, CEO of Arable Technology. Co-founded two investment funds which obtained assets under management of over $300 million. Significant experience with domestic and international M&A, restructuring and finance derived from serving as a vice president with Goldman Sachs and Houlihan Lokey in Los Angeles and as an associate with J.P. Morgan in London and New York – served as a lead advisor for companies in telecommunications, media and entertainment, transportation/logistics, commercial finance, insurance, healthcare, consumer products, real estate, hospitality and leisure. JD and MBA degrees from the University of Michigan. Masters in International Policy and Economics from the Ford School at the University of Michigan. BA in Philosophy from Pomona College.

Kevin McFarlane – **Advisory Board Member.** Over 30 years of strategic and financing expertise with a particular emphasis in mergers and acquisitions, divestitures, and raising of equity, hybrid-equity and debt capital from both the public and private markets. Served as a lead advisor for companies across a broad spectrum of industries and has worked on a variety of cross border transactions globally; focused on supporting entrepreneurs whose technologies are capable of significantly enhancing the quality of life globally. Since 2016, Co-Founder and Managing Partner of VH Solutions, LLC - partners with emerging companies with the ability to significantly disrupt their chosen market segment. In 2016, first seed investment in Forever Oceans Corporation was completed for a Series B round at approximately 6x original investment. Simultaneously worked with the PULS Cardiac Test. Assumed responsibilities as Founder and Co-CEO of Predictive Health Diagnostics (PHD) in December 2016. Previously served as an investment banker for 23 years and was a partner at Deloitte Growth Enterprise Services. Prior to Deloitte, senior banker at Goldman, Sachs & Co. in their Corporate Finance, Mergers and Strategic Advisory groups. Serves as a Board Member of PHD, Forever Oceans, Numi Financial and Methodist Hospital of Southern California. MBA from the Stanford Graduate School of Business. BA from Harvard College

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows the owners of Company's voting securities as of April 29, 2022:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Christopher L. Headrick	510,000, Class A Common Stock	50.32%
James W. McGinley	163,334, Class A Common Stock	16.12%
Neil L. Goulden	176,812, Class A Common Stock	17.45%
Paul J. Powers	163,333, Class A Common Stock	16.11%

The following table describes our capital structure as of April 29, 2022:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued	Available
Class A Common Stock	10,000,000	1,013,479	0*	8,986,521
Class B Non-Voting Common Stock	5,000,000	7,508.74	0	4,992,491.26
Undesignated Preferred Stock	5,000,000	0	0	5,000,000

* The Company intends to establish an Executive Stock Option Plan that will provide additional Class A Voting Shares, to be defined as "performance shares," to certain officers in order to compensate them for bring additional business, projects and revenues to the Company. The exact number of shares has yet to be determined.

FINANCIAL DISCUSSION

Financial statements

The company's financial statements cover the fiscal year ended December 31, 2021 ("Fiscal 2021") and the period from inception on May 4, 2020 through December 31, 2020 ("Fiscal 2020").   The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Annual Report, which are filed as **Exhibit A.**

The Company is pre-revenue. The company's expenses for the Fiscal 2021 decreased to $69,959 compared $250,406 for Fiscal 2020. The majority of Fiscal 2020's expenses were related to the License fee ($250,000) with general and administrative expenses accounting for $406. In Fiscal 2021, general and administrative expenses were $69,959, the increase from Fiscal 2020 relates to the company starting the initial phase of operations.

Accordingly, the company's net loss for Fiscal 2021 were $69,959 compared with $250,406 in Fiscal 2020.

Milestones

H2 Energy Group, Inc. is pre-revenue company with a limited operating history. The following milestones have been achieved as we plan to begin our operations:

- On February 6, 2020, the Company entered into a Joint Venture Agreement with Hyzon Motors, Inc. where Hyzon will manufacture all hydrogen fuel cells for Hydrogen Powered Vehicles, and the Company will have a right of first refusal to produce and provide hydrogen to Hyzon.
- On May 1, 2020, the Company entered into Professional Services Agreement with Johnson Energy Solutions, LLC to assist the Company with business development activities associated with various projects to identify and secure business relationships with clients or customers for the Company's production and sale of green hydrogen.
- The Company ("Licensee") entered into an exclusive license agreement effective as of July 1, 2020, amended on January 12, 2022 (the "Exclusive License Agreement"), with Christopher L Headrick, LLC ("Licensor"). The Agreement provides that in exchange for a royalty bearing, worldwide exclusive license for "Subject Technology", the Company owes Christopher L Headrick, LLC a license execution fee of $250,000; see "Related Party Transactions" below.
- On July 24, 2020, the Company entered into an Ambassador License with Russell Brimage dba/ Neutralysis (the "Ambassador") whereas the Ambassador is granted a License to act as an Ambassador to the Company and provide sales, marketing advice and recommendations to the Company in Australia, New Zealand, Malaysia and Indonesia.
- On August 11, 2020, the Company entered into a Joint Venture Agreement with World NRG, Inc. to assist and compensate the other for projects using their respective technologies to produce renewable green hydrogen in Puerto Rico and the Dominican Republic.
- On November 11, 2020, the Company entered into an Agreement Regarding Sales with Bailey Power Systems, Inc. to jointly partner for the purpose of implementing their respective technologies and selling the green hydrogen produced by the Parties' respective technologies throughout the transportation, utility, industrial, and commercial sectors thereby reducing CO2 and other greenhouse gases.
- On January 11, 2021, the Company entered into an Ambassador License with Colin Rawlinson dba Hydrogen Enterprise (the "Ambassador") granted a License to act as an Ambassador to the Company and provide sales, marketing advice and recommendations to the Company in Scotland.

- On February 27, 2021, the Company entered into a Memorandum of Understanding with H2H Alternative Energy Solutions Ltd. for the purpose of funding, building and operating renewable hydrogen plants using the technologies for which the Company and H2HAE respectively hold exclusive licenses.
- On July 6, 2021, Adelante Consulting, Inc. presented a proposal to the Company to develop a Low Carbon Fuel Standard (LCFS) fuel pathway application for the Company's process to produce hydrogen from woody biomass.
- On August 23, 2021, the Company entered into a Joint Venture Agreement with NuWave Hydrogen Inc. whereas each will assist and compensate the other for projects using the Company's technology to produce renewable green hydrogen in Canada.
- On September 3, 2021, the Company entered into a Professional Services Agreement with Leidos Engineering LLC to perform an independent engineering review of the technologies to produce hydrogen from biomass.
- On October 26, 2021, the Company entered into a Hydrogen Project Equipment Contract with a confidential firm for hydrogen equipment to be provided for a facility located in California. On October 27, 2021, the Company executed a Change Order with a confidential firm for hydrogen equipment to be provided for a facility located in California.
- On October 31, 2021, the Company entered into a General Services Agreement with Engineering, Procurement & Construction LLC for the engineering, procurement and construction of renewable hydrogen plants and fueling stations utilizing the technologies for which the Company holds an exclusive license.

Liquidity and Capital Resources

As of December 31, 2021, the Company had $27,868 of Cash on Hand and Assets included a website development asset ($7,492) and an asset related to offering costs ($7,000) , and liabilities consisted of an accounts payable – related to the License Fee to Christopher L Headrick, LLC, for $250,001 and additional account payable of $12,319. The Company raised approximately $185,210 in its Regulation CF which terminated on April 29, 2022.

The Company plans to raise additional funds through additional offerings, to fund development capital expenditures.

Liabilities

As of December 31, 2021, the Company had a Long-Term Liabilities of $250,001 related to a Note Payable.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the Company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

The Company ("Licensee") entered into an Exclusive License Agreement, effective as of July 1, 2020 and amended on January 12, 2022, with Christopher L Headrick, LLC ("Licensor") whereas: (i) the Licensor has aggregated "Subject Technology" which includes all technology, materials, compounds, know-how, methods, documents, tests, all improvements, and all confidential information related to Renewable Hydrogen Production which as of the Agreement date by Christopher L. Headrick, sole member of the Licensor; (ii) the Licensor is willing to grant a royalty bearing, worldwide, exclusive license to the Subject Technology to Licensee on terms set forth herein; and (iii) the Licensee desires to obtain said exclusive license under the Subject Technology. As consideration for the rights conveyed by the Licensor under this Agreement, the Licensee will pay the Licensor a license execution fee of $250,000 in cash. This amount has been included as an Account Payable on the Company's balance sheet as of December 31, 2020.

On September 29, 2021, the Company ("Assignee") and Christopher L. Hendrick LLC ("Owner") entered into an Assignment and Acceptance of Domain Name, whereas the (i) Owner owns the domain name H2EG.com ("Domain Name") and (ii) Owner desires to assign and transfer to Assignee all of the Owner's right title and interest in and to the Domain Name.

RECENT OFFERINGS OF SECURITIES

H2 Energy Group, Inc. has made the following issuances of securities within the last three years:

- On July 22, 2021, we granted 510,000 shares of Class A Common Stock to Christopher L. Headrick in reliance on Section 4 (a)(2) of the Securities Act, for consideration of $0.00 as part of their Founder's Employment Agreement.

- On July 22, 2021, we granted 163,334 shares of Class A Common Stock to James W. McGinley in reliance on Section 4 (a)(2) of the Securities Act, for consideration of $0.00 as part of their Founder's Employment Agreement.

- On July 22, 2021, we granted 163,333 shares of Class A Common Stock to Neil L. Goulden in reliance on Section 4 (a)(2) of the Securities Act, for consideration of $0.00 as part of their Founder's Employment Agreement.

- On July 22, 2021, we granted 13,479 shares of Class A Common Stock to Neil L. Goulden in reliance on Section 4 (a)(2) of the Securities Act, for consideration of $100,000.00. The proceeds of this offering were used for general business purposes.

- On July 22, 2021, we granted 163,333 shares of Class A Common Stock to Paul J. Powers in reliance on Section 4 (a)(2) of the Securities Act, for consideration of $0.00 as part of their Founder's Employment Agreement.

- Form January 20, 2022 until April 29, 2022, the company sold 7,508.24 shares of Class B Common Stock for gross proceeds of approximately $185,210.46 under Regulation CF. The funds received are used for working capital.

RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects H2 Energy Group's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 20,000,000 shares, of which 10,000,000 are Class A Common Stock, 5,000,000 are Class B Non-Voting Common Stock, and 5,000,000 are Preferred Stock.

Class B Non-Voting Common Stock have the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Common Stock; except that our Class B Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

Any Preferred Stock not designated as a series may be issued by the Company in one or more series pursuant to a resolution or resolutions duly adopted by the Board of Directors and such resolution or resolutions shall also set forth the voting powers, full or limited or none, of each series or preferred stock and shall fix the designations, preferences and relative, participating, optional or other special rights of each such series of preferred stock and the qualifications, limitations or restrictions of such powers designation, preferences or rights.

Common Stock

Dividend Rights. Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Voting Rights. The Class A Common Stock shall have the right to vote on all matters of the Company. The Class B Non-Voting Common Stock shall not have the right to vote on any matters of the Company.

Right to Receive Liquidation Distributions. In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences. Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Class A Common Stock.

Preferred Stock

The Preferred Stock is currently undesignated. The Board of Directors has the authority, with respect to each series of Preferred Stock, to determine the dividend rate on the shares of any series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights or priority, if any, of payment of dividends on shares of any series.

What it Means to be a Minority Holder

As an investor in Class B Non-Voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

For a year, the purchased Regulation CF securities can only be resold:

- In an IPO or other public offering registered with the SEC
- To the Company
- To an accredited investor
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance

Transfer Agent

The Company intends to select KoreTransfer USA LLC, an SEC-registered securities transfer agent, to act as its transfer agent. KoreTransfer USA LLC will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a Company valued at $1 million.

- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

- In June 2021 the Company has run into serious problems. In order to stay afloat, it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round", the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

The valuation of a firm is an estimation of its expected future cash flows - based upon current market expectations for the firm's performance and associated risks. However, the future cannot be accurately predicted, and each firm is inherently unique compared to its peer group. Further, different investors may value the firm differently reflecting different assumptions or risk profiles.

There are two main approaches to valuing a firm: (i) relative valuation and (ii) discounted cash flow analysis. In many cases both approaches may be applied to estimate a valuation.

Relative valuation attempts to value a firm based on its price compared to its financials (such as revenues, earnings, book value and enterprise value). Examples include relative valuation multiples such as price-to-earnings, price-to-sales, price-to-book, and enterprise value-to-EBITDA. These multiples are compared to other companies within the firm's peer group to estimate a firm's value, or to estimate if the firm is under- or over-valued.

By comparison, the discounted cash flow (DCF) approach does not make a peer group comparison but views the firm independently and uniquely based on the present value of its expected future cash flows.

If a firm has established operations with current assets and a history of operating revenues and cash flows, then its current valuation may be estimated using a relative valuation, DCF, or a combination of both approaches.

By comparison, if a firm is early-stage with no operating revenues and very little if any assets, then its current valuation may be estimated using a DCF approach.

REGULATORY INFORMATION

Disqualification. Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation CF.

Compliance failure. H2 Energy Group, Inc. is currently compliant with its reporting requirements of Rule 202 of Regulation Crowdfunding. The company was late in filing its annual report for the fiscal year ended December 31, 2021.

EXHIBIT A

FINANCIAL STATEMENTS

H2 ENERGY GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021 and 2020

Together with
Independent Auditors' Report

H2 Energy Group, Inc.
Index to Financial Statements

dbbmckennon

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
H2 Energy Group, Inc.

Opinion

We have audited the accompanying financial statements of H2 Energy Group, Inc., a Delaware Corporation (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' / members' deficit, and cash flows the year ended December 31, 2021 and for period from May 4, 2020 ("Inception") to December 31, 2020, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H2 Energy Group, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year end December 31, 2021 and for period from Inception to December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of H2 Energy Group, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has yet to commence its intended operations and requires capital to develop and operate its intended business, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about H2 Energy Group, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of H2 Energy Group, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about H2 Energy Group, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
May 17, 2022

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756   P: 949.200.3280   F: 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

H2 ENERGY GROUP, INC.
BALANCE SHEETS

	December 31, 2021	December 31, 2020
Assets		
Current assets:		
Cash	27,868	$ -
Total current assets	27,868	-
Website development	7,492	-
Offering costs	7,000	-
Total assets	42,360	$ -
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable - related party	250,001	$ 250,001
Accounts payable	12,319	-
Total liabilities	262,320	250,001
Commitments and contingencies (Note 3)		
Stockholders' Deficit		
Preferred Stock, par value $0.00001, 5,000,000 authorized, 0 issued and outstanding as of December 31, 2021 and 2020, respectively.	-	-
Class A Common Stock, par value $0.00001, 10,000,000 authorized, 1,013,479 and 1,000,000 issued and outstanding as of December 31, 2021 and 2020, respectively	10	10
Class B Common Stock, par value $0.00001, 5,000,000 authorized, 0 issued and outstanding as of December 31, 2021 and 2020, respectively	-	-
Additional paid-in capital	100,395	395
Accumulated deficit	(320,365)	(250,406)
Total stockholders' deficit	(219,960)	(250,001)
Total liabilities and stockholders' deficit	42,360	$ -

See accompanying notes to financial statements.

H2 ENERGY GROUP, INC.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2021	For the Period Ended December 31, 2020
Revenues	$ -	$ -
Operating Expenses:		
General and administrative	69,959	406
License fee	-	250,000
Total operating expenses	69,959	250,406
Net loss	$ (69,959)	$ (250,406)

See accompanying notes to financial statements.

H2 ENERGY GROUP, INC.
STATEMENTS OF STOCKHOLDERS' / MEMBERS' DEFICIT

	Members' Units		Preferred Stock		Class A Common Stock		Class B Common		Additional Paid-in	Accumulated	Members'	Total Stockholders' /
	Units	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit	Members' deficit
May 4, 2020 (Inception)	1,000,000	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Class A Stock Issuance to founders	(1,000,000)	-	-	-	1,000,000	10	-	-	395	-	-	405
Net loss	-	-	-	-	-	-	-	-	-	(250,406)	-	(250,406)
December 31, 2020	-	$ -	-	$ -	1,000,000	$ 10	-	$ -	$ 395	$ (250,406)	$ -	$ (250,001)
Sale of Class A Common Stock to founder	-	-	-	-	13,479	-	-	-	100,000	-	-	100,000
Net loss	-	-	-	-	-	-	-	-	-	(69,959)	-	(69,959)
December 31, 2021	-	$ -	-	$ -	1,013,479	$ 10	-	$ -	$ 100,395	$ (320,365)	$ -	$ (219,960)

See accompanying notes to financial statements.

H2 ENERGY GROUP, INC
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2021	For the Period Ended December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (69,959)	$ (250,406)
Changes in operating assets and liabilities:		
Accounts payable - related party	-	250,001
Accounts payable	12,319	-
Net cash used in operating activities	(57,640)	(405)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Website development costs	(7,492)	-
Net cash used in investing activities	(7,492)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of Class A common stock	100,000	405
Offering costs	(7,000)	-
Net cash provided by financing activities	93,000	405
Change in cash and cash equivalents	27,868	-
Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	$ 27,868	$ -
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes to financial statements.

H2 ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

H2 Energy Group, Inc. was originally formed on May 4, 2020 ("Inception") in the State of Delaware as a limited liability company and converted to a corporation, incorporated in State of Delaware on July 31, 2020. The financial statements of H2 Energy Group, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Friendsville, Tennessee.

H2 Energy Group, Inc. uses scalable and modular technology to produce low-cost hydrogen-rich syngas from renewable woody biomass. The Company plans to construct a renewable hydrogen production facility and install four hydrogen refueling stations in California.

Going Concern and Management's Plans
The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As of the date of this filing the Company has yet to make generate revenue from its intended operations and requires capital to develop and operate its intended business. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through related party advances and securities-based crowdfunding. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, energy price fluctuations, availability of a qualified human capital, consumer trends in the transportation economy, and negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Website Development Costs

The Company capitalize costs related to the development of their website in accordance with ASC 350-50, *Website Development Costs*. The Company amortize website development costs on a straight-line basis over the estimated life of the site, generally 36 months. Amortization begins at the completion of the website. During the year ended December 31, 2021, the Company capitalized $7,492 for such costs. The website was placed in service in January 2022.

Revenue Recognition

The Company will recognize revenue in accordance with ASC 606 Revenue from Contracts with Customers. The Company will determine revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. No revenue has been generated to date.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. As of the date of these financial statements, the 2021 and 2020 tax returns are subject to inspection by state and federal regulators.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Recently Adopted Accounting Pronouncements

The Financial Accounting Standards Board issues Accounting Standards Updates ("ASU") to amend the authoritative literature in Accounting Standards Codification. Management believes that those issued to date are either already included in the Company's accounting or (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Legal

The Company is not currently involved with, and does not know of, any pending or threatening litigation against the Company.

Collaborative Arrangements

The company has entered into collaborative arrangements with various parties for the cross promotion of technologies and services within certain geographical areas. These arrangements do not commit the Company or the counterpart to any financial obligation. If these arrangements result in a formal project, the Company and the counterparties will receive certain equity consideration in the project or be given first right of refusal to provide their products or services to the projects, as defined by the respective agreements. To date, these arrangements have not resulted in any formal projects.

NOTE 4 – STOCKHOLDERS' / MEMBERS' DEFICIT

Authorized and Issued

The Company is authorized to issue 20,000,000 shares, par value $0.00001, consisting of 10,000,000 shares of Class A Common Stock, 5,000,000 shares of Class B Common Stock, and 5,000,000 shares of undesignated Preferred Stock.

As disclosed in Note 1, the Company converted from a limited liability company ("LLC") to a corporation on July 31, 2020. Upon conversion, the members of the LLC converted 1,000,000 LLC units to 1,000,000 shares of common stock, which was later designated as Class A Common Stock upon the amendment to the certificate of incorporation, further described below.

Effective July 22, 2021, the Company sold 13,479 shares of Class A Common Stock for $100,000 to a founder. As of December 31, 2021 and 2020, 1,013,479 and 1,000,000 Class A shares were issued and outstanding, respectively.

On November 23, 2021, the Company amended and restated their certificate of incorporation with the effect being an increase in authorized shares from 2,000,000 to 20,000,000 and a change in par value from $0.001 to $0.00001. The amended certificate of incorporation also created various designations of stock as described above. There was no change to the shares issued and outstanding. All share and per share amount in the financial statements have been retroactively restated to reflect these changes.

Voting
Each outstanding share of Class A Common Stock is entitled to one vote upon each matter submitted to vote at a meeting of shareholders. Class B Common Stock and Preferred Stock are non-voting shares. Voting and other rights and preferences may be changed when specific designations are set for the Preferred Stock

NOTE 5 – RELATED PARTY TRANSACTIONS

Effective July 1, 2020, the Company entered into agreement (the "License Agreement") for certain intellectual property with a related party. Under the terms of the License Agreement, $250,000 was due in cash or stock of the Company upon signing, and the Company agreed to pay a running royalty of one-half percent (0.5%) of Company net sales. As this was a transaction with companies under common control, and there was no basis in the intellectual property, the license fee was expensed in full. In the event that the running royalties paid on net sales in any calendar year do not reach the minimum set below for such year, the Company shall pay an additional amount with the payment due for the period ending December 31 of such year, so that the total amount paid for such year reaches the following minimum amount, which was subsequently amended as indicated below:

> Year One: $1
> Year Two: $250,000
> Year Three: $500,000
> Year Four: $1,000,000
> Year Five and after: $2,000,000

In addition to the forgoing fees and running royalties, the Company agreed to pay the related party a royalty of one-half percent (0.5%) of all sublicensing revenue. The running royalty and sublicensing revenue royalty were payable quarterly based on the quantity of licensed products sold during the preceding quarter. The agreement continues for the life of the last facility utilizing the subject technology unless terminated earlier by the related party or by default of the Company. During the periods ended December 31, 2021 and 2020, the Company recognized a $250,000 in licensee fee expenses and the minimum royalty expenses of $1.

On January 12, 2022, the Company amended the License Agreement to remove the running royalty, the sublicensing revenue royalty, and the payments scheduled above related to the running royalties. No additional payments are required other than the $250,000 payable recorded in the 2020 balance sheet.

NOTE 6 – SUBSEQUENT EVENTS

See Note 5 for discussion of subsequent events regarding the License Agreement.

During January through March 2022, the Company sold 7,434 Class B Non-Voting shares through the issuance of subscription agreements for net proceeds of $162,150.

The Company has evaluated subsequent events that occurred after December 31, 2021 through May 17, 2022. There have been no other events or transactions during this time that would have a material effect on the financial statements.

EXHIBIT B

BUSINESS INFORMATION

WHY GREEN HYDROGEN? [1]



Why Hydrogen?

- Hydrogen is super-versatile energy carrier – with a diverse range of applications in a wide range of industries – expected key decarbonizing player by replacing fossil fuels used for power generation, transportation, manufacturing, and many others
- Hydrogen emits water when burned as a fuel, unlike fossil fuels which emit climate-warming Green House Gases (GHG)
- majority (about 95%) of Hydrogen is produced from DIRTY fossil fuels in oil refineries – but are relatively cheap
- current alternative renewable Hydrogen (about 5%) is produced from water using CLEAN solar or wind-powered electrolysis processes – but are relatively inefficient, discontinuous, and expensive

Why H2EG GREEN HYDROGEN?

- H2EG proprietary High-Yield Fast Pyrolysis System uses woody biomass which is expected to produce GREEN HYDROGEN at about 25% of the cost of alternative renewable Hydrogen and is cost-competitive with low-cost DIRTY HYDROGEN from carbon-based fossil fuels
- it's simple..... H2EG believes its proprietary process will produce GREEN HYDROGEN which is 100% renewable and sustainable/continuous, efficient, and amongst the lowest cost worldwide


Learn More


WHY H2EG? [2]

the economic and clear choice

H2EG vs. Renewable Hydrogen

- both GREEN however, H2EG expects to be about 25% lower than the cost of renewable Hydrogen

H2EG vs. DIRTY HYDROGEN

- H2EG expects to be in-line with the cost of DIRTY HYDROGEN but H2EG has ZERO emissions



Energy Source		Production Costs
Biomass	**H2EG** GREEN HYDROGEN →	**$1.50 - $2.00 / kg**
Solar / Wind	**Renewable Hydrogen** →	**$6.00 - $11.00 / kg**
Fossil Fuels (Natural Gas, Oil and Coal)	**DIRTY HYDROGEN** →	**$2.00 - $5.00 / kg**

Huge Emerging Global Market [3]

Global Hydrogen projects are expected to near $11 trillion by 2050E with $2.5 trillion in annual GREEN HYDROGEN sales



Overview [4]



H2 Energy Group Inc. ("H2EG") is planning the construction of a 10,000 kilogram (kg) per day renewable Hydrogen production facility and the installation of five Hydrogen refueling stations along the I-5 highway from California to Washington.

H2EG's scalable and modular technology uses sustainable and renewable woody biomass to produce low-cost Hydrogen-rich syngas – management believes that H2EG's technology will achieve

- cost comparable with current DIRTY HYDROGEN technologies
- about 25% of the cost of renewable (solar or wind) Hydrogen
- high-purity **GREEN HYDROGEN** – up to 99.999%
- oxygen-free decomposition – no combustion
- environmentally friendly – ZERO emissions with small footprint



H2EG
Busses
Planes
Heavy Trucks
Automobiles
Trains
Commercial, Industrial,
and Data Centers
Renewable Fuel of the Future
Affordable Green Hydrogen
Green Hydrogen vs. Diesel
Carbon Emissions Comparison
Per One Truck
Green Hydrogen
Diesel
CO2/mile
0.0
4.4
CO2/day
0.0
2,649.0
CO2/year
0.0
794,702.0
CO2/year
0.0
397.4
H2EG.com

Proven GREEN HYDROGEN Technology



Proven High-Yield Fast Pyrolysis technology component – proprietary application to Hydrogen-related processes



Our Vision
H2EG
A Sustainable Green Hydrogen Economy
Biomass
Sustainable and Renewable
H2EG's
High-Yield Fast Pyrolysis
Home Heating
Long haul pipeline
Industrial Clients
Regional pipeline or truck transport
Hydrogen Fueling Stations
Shipping and Rail
Salt Dome Storage Cavern
Converted Coal in Natural Gas Power Plant
Electricity Grid

Go-To-Market [5,6]



MILESTONE: 2020-21 (COMPLETED)

International – agreements

- Australia – Neutralysis (Ambassador License)
- Canada – NuWave Hydrogen, Inc (Joint Venture Agreement)
- Ireland – H2H Alternative Energy Solutions (Joint Venture Agreement)
- Puerto Rico – World NRG, Inc (Joint Venture Agreement)
- Scotland – Hydrogen Enterprise Academy (Ambassador License)

MILESTONE: 1H22E

H2EG High-Yield Fast Pyrolysis Hydrogen production facility

- land site – long-term lease or purchase
- EPC – detailed engineering design
- permitting complete – zoning, air
- begin construction

U.S. Hydrogen refueling station

- market agreements
- permitting complete – Hydrogen refueling
- installation design

MILESTONE: 2H22E

H2EG High-Yield Fast Pyrolysis Hydrogen production facility

- start-up / ramp up to partial capacity

First sales to U.S. wholesale industrial customers and Hydrogen refueling station retailers

- industrial customers – general market wholesalers for GREEN HYDROGEN at a competitive price to DIRTY HYDROGEN
- refueling stations – Hydrogen retailers

Neutralysis









H2EG GREEN HYDROGEN	2022E U.S. PRICING ($/kg) FOB Delivery Fall 2022E	VOLUME (kg/day) 5-year Take-or-Pay
	$6.0	5,000
	$5.0	7,500
	$4.0	10,000
	$3.0	15,000

MILESTONE: 1H23E

H2EG High-Yield Fast Pyrolysis Hydrogen production facility

- operational at full capacity of 10,000 kg per day

International – agreements

- GREEN electricity production to mine cryptocurrencies and other applications

---

Opportunity



Climate change strategies and regulations support Hydrogen as an environmentally-friendly transformation technology

- industrial, energy and chemical manufacturers are incorporating climate change risk and the cost of carbon into their business strategies
- U.K.'s Northwest Hydrogen Alliance projects that net ZERO emissions is impossible without renewable Hydrogen

Renewable Hydrogen is a carbon-free alternative fuel – ZERO emissions

- one kilogram of Hydrogen is roughly equivalent to one gallon of gasoline, but delivers twice the vehicle mileage
- 100% sustainable – ZERO emissions
- "on-the-cusp" of rapid adoption worldwide

Huge Emerging Global Market – Hydrogen [3]



Global Hydrogen projects are expected to near $11 trillion by 2050E with $2.5 trillion in annual GREEN HYDROGEN sales

Due to its relatively low-cost of production, almost all Hydrogen is derived from carbon-based fossil fuels which are contributing to GHG emissions

About 95% of Hydrogen is produced via steam methane reforming of natural gas

- for every kg of Hydrogen produced, at least nine kg of CO_2 is produced

Current alternative renewable Hydrogen production methods primarily use electrolysis – which has relatively high operating and capital costs

- wind- and solar-derived Hydrogen electrolysis – inefficient, discontinuous, and relatively expensive



Wide Range of Applications – Hydrogen



Energy and power

- cement production
- electric power plants
- fuel cells – residential and commercial
- oil refining
- natural gas blending with renewable Hydrogen
- petrochemicals – fertilizer and ammonia
- rocket fuels
- steel production
- green electricity production to mine cryptocurrencies

Transportation – fuel cell vehicles

- airplanes
- buses
- forklifts
- heavy equipment
- ships and tankers
- trains



PROBLEM –
Carbon-Based Fuels Contribute to GHG Emissions [7]



About 95% of Hydrogen produced today is derived from carbon-based fossil fuels

- renewable Hydrogen is considered a long-term replacement for natural gas
- in the interim, small amounts (10% to 20%) of renewable Hydrogen is being blended into existing natural gas pipelines

U.S. transportation accounts for approximately 70% of the country's oil consumption and approximately 28% of its GHG emissions

- climate change initiatives provide support for increased use of Hydrogen in transportation and other industries

Worldwide truck fleets under immense pressure to cut emissions and costs

- large diesel trucks contribute to high emissions and noise
- adoption of truck electrification systems is escalating to cut GHG and NOx emissions
- worldwide electric trucks market is projected to climb from 69,597 units in 2021 to 1,413,694 units by 2030E



Solution/Strategy [8,9]



H2EG's scalable and modular technology uses sustainable and renewable woody biomass to produce low-cost Hydrogen rich syngas – bringing affordable GREEN HYDROGEN to the world!

Low-cost production of GREEN HYDROGEN – management believes that H2EG's technology will achieve

- cost comparable with current DIRTY HYDROGEN
- about 25% of the cost of current renewable (solar or wind) Hydrogen

Competing renewable Hydrogen technologies expect they will only be cost competitive with DIRTY HYDROGEN by 2030E

H2EG High-Yield Fast Pyrolysis technology

- trade secrets (Delaware Uniform Trade Secret Act)
- based on proven and reliable components
    - High-Yield Fast Pyrolysis – commercial use in three U.S. plants since 2014
    - Water Gas Shift (WGS) and Pressure Swing Adsorption (PSA) – well-established industrial processes

Business development partners

- Adelante Consulting – environmental engineering



H2EG GREEN HYDROGEN –
Planned Newbuild Commercial-Scale Facility [8]





- Location – Northern California, near the I-5 highway
- Technology – H2EG proprietary application of proven High Yield Fast Pyrolysis
- Modular and scalable
- Initial throughput capacity – 10,000 kg per day
- Feedstocks – woody biomass is preferred, but other high BTU content feedstocks may be used
- Products – Hydrogen-rich syngas; solids (biochar – used to improve soil quality); and liquid (pyroligneous acid – used in agriculture)
- Land – location in-process
- Permits – zoning and air
- Engineering, procurement and construction (EPC) – contract in-place
- Off-takers – general market wholesale for GREEN HYDROGEN at competitive price to DIRTY HYDROGEN

H2EG GREEN HYDROGEN –
Planned Installation of Retail Refueling Stations



Planned location – existing truck stops (approximately 300 miles apart) along the I-5 highway from San Diego to Seattle

- defined by travel routes of fuel cell electric trucks (effective range of about 400 miles)
- production facility will operate as one refueling station
- approximate locations include Firebaugh, CA and Carlsbad, CA to the South – Eugene, OR and Everett, WA to the North

Equipment – storage and dispensing

Permits – Hydrogen refueling

Customers – Hydrogen retailers (market agreements in-process)





H2EG GREEN HYDROGEN – Proprietary Technology [8]

H2EG plans to utilize its proprietary application of proven High-Yield Fast Pyrolysis technology to produce low-cost Hydrogen-rich syngas

Pyrolysis is a high temperature process which decomposes in oxygen-free environment to decompose carbon-based materials to into synthetic gas (syngas)

- oxygen-free decomposition – no combustion

Feedstock

- woody biomass – preferred
- other high BTU content feedstocks may be used (more than 120 biomass types tested)

Products

- Hydrogen-rich syngas – to industrial customers and/or retail refueling stations
- solid biochar – improves soil quality
- charcoal water – used in agriculture and to enrich soils



Key factors which influence the consistency and quality of production

- feedstock composition
- humidity
- particle size and physical structure
- residence time
- temperature

H2EG GREEN HYDROGEN – Proprietary Process Flow [10]



H2EG High Yield Fast Pyrolysis System
BIOMASS
Biomass Process
Biomass Sort
H2 Fast Pyrolysis
H2Syngas Cleanup
40% H2
40% CO
10% CH4
10% CO2
H2 Post Process
4% Biochar
Biochar Removal
BIOCHAR



STEP 1 – woody biomass feedstock is processed via a Chipper and Screened to a size of approximately 2 millimeters

STEP 2 – transferred to biomass distribution system to feed modular High-Yield Fast Pyrolysis reactor tubes (approximately 16 feet long, arranged sequentially)

- biomass enters twin Auger System inside the reactor tubes
- biomass is moved through the tubes at specified temperature and residence time
- output
  - Hydrogen-rich syngas – 40% H_2; 40% CO; 10% CO_2; 10% CH_4 (volume %)
  - solids – biochar
  - liquid – charcoal water

STEP 3 – Hydrogen-rich syngas output is then processed through a WGS multi-stage, fixed-bed reactor unit to concentrate the Hydrogen to around 85%

STEP 4 – Hydrogen-rich syngas is then filtered through a PSA fixed-bed gas purification unit to concentrate the **GREEN HYDROGEN** to a purity of around 99.999%

STEP 5 – **GREEN HYDROGEN** is distributed to industrial customers or to refueling stations

- H2EG Hydrogen production plant will be located adjacent to industrial customer facility
- H2EG local facility to refueling station owner – FOB by customer

High-Yield Fast Pyrolysis Technology –
Existing and Planned Facilities



There are at least four known facilities currently using the High-Yield Fast Pyrolysis Technology

H2EG planned facility in California will be the latest relying on this Technology

Going forward, H2EG plans to build additional facilities using this Technology across the U.S. and Internationally

PROJECT	YEAR	LOCATION	OWNER / OPERATOR	CAPACITY	DESCRIPTION
1	2010	U.S.	Confidential (third-party)	Laboratory-scale	Research and development at university – biotests
2	2014	U.S.	Confidential (third-party)	1 MegaWatt (continuous)	Commercial – renewable energy
3	2015	U.S.	Confidential (third-party)	7.2 million gallons per year	Commercial – renewable diesel
4	2018	U.S.	Confidential (third-party)	Confidential	Commercial – biochar
5	2022E	U.S. – CA	H2EG	5,000 Tonnes per year	Commercial (planned) – renewable hydrogen

FOOTNOTES:

Why GREEN Hydrogen?

(1) Based on internal estimates using independent third-party research
(a) https://www.iea.org/reports/global-hydrogen-review-2021
(b) https://newsroom.bankofamerica.com/content/newsroom/press-releases/2021/04/clean-electrification-and-hydrogen-can-deliver-net-zero-by-2050-.html
(c) https://www.nrel.gov/news/program/2020/study-shows-abundant-opportunities-for-hydrogen-in-a-future-integrated-energy-system.html
(d) https://www.privatebank.bankofamerica.com/articles/green-hydrogen-climate-change.html
(e) https://www.sciencedirect.com/topics/engineering/hydrogen-production-cost
(f) Goldman Sachs – Green Hydrogen The next transformational driver of the Utilities industry – 201103
(g) https://www.cnbc.com/2022/02/23/hydrogen-generation-could-become-1-trillion-market-goldman-sachs.html

H2EG is the economic and clear choice

(2) Based on internal estimates using independent third-party research
(a) https://www.iea.org/reports/global-hydrogen-review-2021
(b) https://newsroom.bankofamerica.com/content/newsroom/press-releases/2021/04/clean-electrification-and-hydrogen-can-deliver-net-zero-by-2050-.html
(c) https://www.nrel.gov/news/program/2020/study-shows-abundant-opportunities-for-hydrogen-in-a-future-integrated-energy-system.html
(d) https://www.privatebank.bankofamerica.com/articles/green-hydrogen-climate-change.html
(e) https://www.sciencedirect.com/topics/engineering/hydrogen-production-cost

Huge Emerging Global Market

(3) Based on independent third-party research
(a) Regarding 2020, 2021 and 2030E: https://www.globenewswire.com/news-release/2022/01/11/2364715/0/en/Green-Hydrogen-Market-Size-to-Surpass-US-89-18-Bn-by-2030.html
(b) https://www.tdworld.com/renewables/article/21156683/black-veatch-green-hydrogen-a-rising-star
(c) Regarding 2050E: Goldman Sachs – Green Hydrogen The next transformational driver of the Utilities industry – 201103

Overview

(4) Based on internal estimates using independent third-party research

(a) https://www.indianapilaw.com/how-much-does-semi-truck-weigh/#:~:text=August%2031%2C%202020%20%2F%20Truck%20Accidents&text=A%20fully%20loaded%20tractor%20trailer,length%20of%20two%20football%20fields.

b) https://www.caranddriver.com/news/a15346281/long-haul-epa-sets-2027-efficiency-standards-for-trucks-and-big-rigs/

c) https://www.kcra.com/article/truck-drivers-hurt-by-the-rising-cost-of-diesel-sac-state-professor-explains-the-ripple-effects/39376905#

d) https://business.edf.org/insights/green-freight-math-how-to-calculate-emissions-for-a-truck-move/#:~:text=The%20average%20freight%20truck%20in,of%203%2C236%2C000%20grams%20of%20CO2.

e) https://storage.googleapis.com/scsc/Green%20Freight/EDF-Green-Freight-Handbook.pdf

Go-To-Market

(5) Assuming the initial Reg CF capital raise is completed

(6) 2022E U.S. FOB pricing based on internal estimates

PROBLEM – Carbon-Based Fuels Contribute to GHG Emissions

(7) Based on independent third-party research

(a) https://www.nrel.gov/research/transportation.html

(b) https://business.ca.gov/

(c) https://en.wikipedia.org/wiki/Hydrogen_production

(d) https://www.h2stationmap.com/content/fuel-cell-electric-trucks-vision-freight-movement-california-and-beyond

(e) https://www.smart-energy.com/industry-sectors/electric-vehicles/us-electrification-of-transportation-sector-nears-tipping-point/

(f) https://www.energy.ca.gov/solicitations/2019-12/gfo-19-602-hydrogen-refueling-infrastructure

(g) https://www.h2-view.com/story/california-driving-the-hydrogen-highway-of-the-future/

(h) https://hydrogencouncil.com/en/study-hydrogen-scaling-up/

Solution/Strategy

(8) Images contained in these offering materials are for illustrative purposes only; the actual facilities and equipment when built may vary

(9) Based on internal estimates using independent third-party research

(a) https://www.iea.org/reports/global-hydrogen-review-2021

(b) https://newsroom.bankofamerica.com/content/newsroom/press-releases/2021/04/clean-electrification-and-hydrogen-can-deliver-net-zero-by-2050-.html

(c) https://www.nrel.gov/news/program/2020/study-shows-abundant-opportunities-for-hydrogen-in-a-future-integrated-energy-system.html

(d) https://www.privatebank.bankofamerica.com/articles/green-hydrogen-climate-change.html

(e) https://www.sciencedirect.com/topics/engineering/hydrogen-production-cost

Proprietary Process – Steps

(10) Third-party engineering firm is conducting an independent evaluation of the H2EG proprietary renewable Hydrogen process